UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-40398

Hive Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	News Release filed November 16, 2021
99.2	Material Change Report filed November 17, 2021
99.3	News Release filed November 22, 2021
99.4	Material Change Report filed November 22, 2021
99.5	Notice of Annual Meeting of Shareholders filed November 22, 2021
99.6	Information Circular filed on SEDAR on November 22, 2021
99.7	Form of Proxy filed on November 22, 2021
99.8	License Agreement between Hive Blockchain Technologies Ltd. and Fireblocks Inc. dated September 28, 2020 and filed on November 29, 2021
99.9	Share Purchase Agreement by and among Hive Blockchain Technologies Ltd., GPU.One Holding Inc., STL Atlantic Holdings Inc. and GPU Atlantic Inc. dated February 24, 2021 and filed on November 29, 2021
99.10	News Release filed November 30, 2021
99.11	Material Change Report filed November 30, 2021
99.12	Material Change Report filed November 30, 2021
99.13	News Release filed December 1, 2021

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

December 1, 2021